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MATTHEW J. CARTER

matthew.carter@dechert.com
+1 202 261 3395 Direct
+1 202 261 3184 Fax

April 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey A. Foor
Jeffrey W. Long
Keith O’Connell

Re:	Golub Capital BDC, Inc. Registration Statement on Form N-14 (File No. 333-277325)

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc. (“GBDC”) and Golub Capital BDC 3, Inc. (“GBDC 3” and, together with GBDC, the “Companies”), we hereby respond to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone call on March 20, 2024 between Jeffrey W. Long, of the Staff, and Matthew Carter and Michael Balent of Dechert LLP, counsel to the Companies, in a telephone call on March 28, 2024 between Keith O’Connell and Asen Parachkevov of the Staff and Matthew Carter, of Dechert LLP, and in a telephone call on April 9, 2024 between Jeffrey A. Foor, of the Staff, and Matthew Carter of Dechert LLP, regarding GBDC’s Registration Statement on Form N-14 (File No. 333-277325), initially filed with the SEC on February 23, 2024 (the “Form N-14”), and the prospectus included therein. For your convenience, a summary of each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ response. Unless otherwise indicated, all page references are to page numbers in the Form N-14. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Form N-14.

Jeffrey A. Foor and Jeffrey W. Long
April 12, 2024

Accounting Comments

“Dear Stockholders” Letter, Page 1

1.	The Staff believes that the description of the Exchange Ratio in a scenario where GBDC is trading at a premium to its NAV may be confusing to stockholders and requests that the disclosure be clarified and that the Companies consider including an example of the calculation of the Exchange Ratio where GBDC is trading at a premium to its NAV.

As requested, the Companies will revise the description of the Exchange Ratio in the letter to stockholders to provide certain illustrative calculations of the Exchange Ratio, including where the GBDC Common Stock Price is trading at a premium of the GBDC Per Share NAV.

Comparative Fees and Expenses, Page 23

2.	Did the GBDC 3 Board consider that the stockholders of GBDC 3 would pay higher management and incentive fees following the closing of the transactions contemplated by the Merger Agreement?

The Companies respectfully submit that the GBDC 3 Board did consider the management and incentive fees payable following the closing of the transactions contemplated by the Merger Agreement. The GBDC 3 Board noted that, pursuant to the New GBDC Investment Advisory Agreement that would be effective following the closing of the Merger, the base management fee rate (1.0%) would be the same as the base management fee rate, net of waivers, paid by GBDC 3 prior to the Merger. Furthermore, the GBDC 3 Board noted that the incentive fee rate for both the income and capital gains incentive fees under the New GBDC Investment Advisory Agreement (15.0%) and the incentive fee cap (15.0%) were the same as the corresponding rates and cap under the GBDC 3 Investment Advisory Agreement, net of waivers. The GBDC 3 Board considered, in addition, that the hurdle rate under the New GBDC Investment Advisory Agreement (2.0% quarterly) was higher than the hurdle rate under the GBDC 3 Investment Advisory Agreement (1.5% quarterly). The Companies respectfully submit that the Comparative Fees and Expenses table shows higher fees payable for the pro forma entity because such fees are shown as a percentage of net assets attributable to common stock, rather than total assets and because GBDC has higher leverage, and a higher leverage target, than GBDC 3. The Companies supplementally confirms that the GBDC 3 Board considered the higher targeted leverage ratio at GBDC as compared to GBDC 3 in approving the transactions contemplated by the Merger Agreement.

Jeffrey A. Foor and Jeffrey W. Long
April 12, 2024

3.	Please confirm that the “Total annual expenses” are correctly described in the table. Please also confirm that the fees and expenses disclosed in the table are the current fees and expenses of the Companies and that nothing has materially changed since December 31, 2023.

The Companies respectfully submits that the “Total annual expenses” are correctly described in the Comparative Fees and Expenses table, and that amounts shown in the table may not sum due to rounding. The Companies supplementally confirm that the fees and expenses disclosed in the Comparative Fees and Expenses table reflect the current fees and expenses of the Companies and that there have been no material changes to such amounts since December 31, 2023.

Capitalization Table, Page 37

4.	Please confirm that there have been no material changes to the capitalization of either Company since December 31, 2023.

The Companies supplementally confirm that there have been no material changes to the capitalization of either Company since December 31, 2023.

Legal Comments

Q&A, Page 7

5.	The Staff requests that the disclosure on page 7 stating that broker non-votes will be treated as present for quorum purposes be revised to state that where a beneficial owner does not provide instructions, the broker is not permitted to give a proxy and accordingly such shares will not count as present for quorum purposes.

As requested, the Companies will revise the disclosure in the Q&A on page 7 to clarify that there will not be any broker non-votes.

Q&A, Page 10

6.	The Staff requests that the Companies revise the Form N-14 to provide further clarification regarding the application of the “cap” as described in sub-clause (i)(A)(y) of the Exchange Ratio definition.

As requested and consistent with the response to comment #1 above, the Companies will revise the description of the Exchange Ratio in the Form N-14 to provide certain illustrative calculations of the Exchange Ratio, including where the GBDC Common Stock Price is trading at a premium to the GBDC Per Share NAV sufficient to trigger the cap.

Jeffrey A. Foor and Jeffrey W. Long
April 12, 2024

Risk Factors, Page 22

7.	The Staff notes its view that termination fees in a merger agreement between affiliated business development companies are not in compliance with Section 17 of the 1940 Act. Please either explain in correspondence why the termination fee between affiliates is permissible in connection with the Merger or amend the Merger Agreement to eliminate the termination fee and update Form N-14 disclosure accordingly.

The Companies respectfully submit that they have entered into an amendment to the Merger Agreement, which amendment eliminates the requirement of a third-party acquiror to pay a termination fee. The Companies will revise the disclosure throughout the Form N-14 to reflect the amendment to the Merger Agreement.

Comparative Fees and Expenses, Page 23

8.	Did the GBDC 3 Board consider that the stockholders of GBDC 3 would pay higher management and incentive fees following the closing of the transactions contemplated by the Merger Agreement? Please add additional disclosure in the Q&A section regarding the higher management and incentive fees following the closing of the transactions contemplated by the Merger Agreement.

The Companies respectfully submit that the response to Comment #2 above is responsive to this comment as well. As requested, the Companies will include additional disclosure in the Q&A section regarding the comparative management and incentive fees of the combined company as compared to the corresponding fees paid by GBDC 3 prior to the Merger.

Incentive Fees under the GBDC 3 Investment Advisory Agreement, Page 28

9.	The Staff requests that the Companies revise the disclosure relating to the capital gains incentive fee on page 28 to more clearly reflect why December 31, 2023 was chosen as the relevant date for the example calculation of such capital gain incentive fee, and whether the waivers discussed in the Registration Statement would affect the accuracy of the disclosure.

As requested, the Companies will revise the disclosure describing the calculation of a capital gains incentive fee under the GBDC 3 Investment Advisory Agreement to clarify that December 31, 2023 was chosen as the relevant date for such calculation because such date is the date of the most recent financial statements of GBDC 3. The Companies supplementally confirm that the accuracy of such disclosure is not impacted as a result of the waivers discussed in the Form N-14.

* * * * * * *

Jeffrey A. Foor and Jeffrey W. Long
April 12, 2024

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 261-3395 (or by email at matthew.carter@dechert.com), Thomas J. Friedmann at (617) 728-7120 (or by email at thomas.friedmann@dechert.com), or Eric S. Siegel at (215) 994-2757 (or by email at eric.siegel@dechert.com).

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	David B. Golub
Christopher C. Ericson
Joshua M. Levinson
Golub Capital BDC, Inc.

Thomas J. Friedmann
Eric S. Siegel
Dechert LLP